                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                ---------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   Under the Securities Exchange Act of 1934

                                 RENT WAY, INC.
                                ----------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   76009u104
                                 --------------
                                 (CUSIP Number)

                                Michael D. Walts
                               1700 State Street
                              New Albany, IN 47150
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                              John D. Capers, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303


                               December 10, 1998
                         -----------------------------
                         (Date of Event Which Requires
                           Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:[ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission.
       See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (Continued on following pages)


                              Page 1 of 7 Pages

SCHEDULE 13                          FORMS                                  7060
================================================================================
CUSIP No. 76009u104                   13D                      PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
               Michael D. Walts

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [   ]
                                                                     (b)   [   ]

--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS
               00 - See Item 3
--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                            [   ]

--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------

  NUMBER OF            7       SOLE VOTING POWER                       1,293,600
   SHARES              ---------------------------------------------------------
 BENEFICIALLY          8       SHARED VOTING POWER                     -0-
  OWNED BY             ---------------------------------------------------------
    EACH               9       SOLE DISPOSITIVE POWER                  1,293,600
  REPORTING            ---------------------------------------------------------
 PERSON WITH           10      SHARED DISPOSITIVE POWER                -0-

--------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,293,600
--------------------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

--------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.1%(1)
--------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------


---------------
1    Assumes a total of 21,123,333 shares outstanding.



                              Page 2 of 7 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 1.                        Security and Issuer

       The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, no par value ("Rent-Way Common Stock"), of Rent-Way, Inc. ("Rent-Way"), a Pennsylvania corporation. Rent-Way's principal executive offices are located at One Rent-Way Place, Erie, Pennsylvania 16505.


Item 2.                       Identity and Background

         (a)-(c) The person filing this statement is Michael D. Walts ("Mr. Walts"). Mr. Walts is currently President of CMM of Indiana, Inc. d/b/a Cash Mart, a check-deferral business.

         (d)-(e) During the last five years, Mr. Walts has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)     Mr. Walts is a citizen of the United States.


Item 3.          Source and Amount of Funds or Other Consideration.

       Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 1, 1998, by and between Rent-Way and Home Choice, Inc., a Delaware corporation ("Home Choice"), Home Choice was merged with and into Rent-Way (the "Merger"). At the Effective Time of the Merger (as defined in the Merger Agreement), each outstanding share of Common Stock (other than treasury shares) of Home Choice ("Home Choice Common Stock") converted into the right to receive 0.588 shares of Rent-Way Common Stock. Fractional shares were not issued, but the holders thereof were paid in cash in an amount equal to the product of such fraction multiplied by the closing sale price of one share of Rent-Way Common Stock on the New York Stock Exchange on the day of the Effective Time of the Merger. Prior to the Merger, the Partnership was the beneficial owner of 2,200,000 shares of Home Choice Common Stock. Such shares converted into 1,293,600 shares of Rent-Way Common Stock

       The foregoing summary of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is





                              Page 3 of 7 Pages
attached as Exhibit 2.1 to Rent-Way's Form S-4 filed with the Commission on November 6, 1998 and is specifically incorporated by reference herein.


Item 4.                     Purpose of Transaction.

       The purpose of the underlying transaction which resulted in the Reporting Persons' beneficial ownership was the merger of Home Choice with and into Rent-Way. Upon effectiveness of the Merger, each outstanding share of Home Choice Common Stock converted into the right to receive 0.588 shares of Rent-Way Common Stock.

       Mr. Walts may, from time to time, increase, reduce or dispose of his investment in the issuer, depending on general economic conditions in the markets in which the issuer operates, the market price of the Common Stock, the availability of funds, other opportunities available to the Reporting Persons, and other considerations. However, Mr. Walts' ability to transfer their shares is limited by certain provisions set forth in the Affiliate Agreements entered into by Mr. Walts on December 10, 1998.

       Other than those changes instituted upon effectiveness of the Merger Agreement, Mr. Walts has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D. Such changes pursuant to the Merger Agreement included an increase in authorized stock of Rent-Way.


Item 5.              Interest in Securities of the Issuer.

       (a) Mr. Walts may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 ("Rule 13d-3")) under the Act of 1,228,920 shares of Rent-Way Common Stock, which constitutes 6.1% of the outstanding shares of the Common Stock.

       (b) Mr. Walts has sole power to vote and dispose of the shares identified in (a) above.

       (c) Except for the issuance of the shares of Rent-Way Common Stock pursuant to the Merger Agreement described in response to Items 3 and 4 (which responses are specifically incorporated by reference herein), no transactions in Rent-Way Common Stock were affected during the past 60 days by any of the entities or natural persons listed in this Item 5.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

       (e) Not applicable.






                              Page 4 of 7 Pages

Item 6.           Contracts, Arrangements, Understandings or Relationships
                           with Respect to Securities of the Issuer.

       Other than the Merger Agreement described in response to Items 3 and 4 (which responses are specifically incorporated by reference herein) and any ancillary documents executed pursuant to the Merger Agreement, there are no contracts, arrangements, understandings or relationships with respect to the shares of Rent-Way Common Stock owned by Mr. Walts.


Item 7.                Material to be filed as Exhibits.

       The following Exhibits are filed as part of this Schedule 13D Statement:

       Exhibit A  --    Agreement and Plan of Merger, dated as of September
                        1,1998, by and between Rent-Way and Home Choice
                        (incorporated by reference to Exhibit 2.1 to Rent-Way's
                        Registration Statement on Form S-4 filed with the Commission on November 6, 1998).





                              Page 5 of 7 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 21, 1998.



                                            /s/  Michael D. Walts
                                            -------------------------
                                            Michael D. Walts





                              Page 6 of 7 Pages

                                INDEX TO EXHIBITS


    Exhibit      Description
    -------      -----------
       A         Agreement and Plan of Merger, dated as of September 1, 1998, by and between Rent-Way and Home Choice (incorporated by reference to Exhibit 2.1 to Rent-Way's Registration Statement on Form S-4
                 filed with the Commission on November 9, 1998).








                                   Page 7 of 7 Pages